UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               Mego Mortgage Corp.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)



                                   585165103
                                 (CUSIP Number)


       Neal J. Wilson, Esq.,1775 Eye Street, N.W. Washington, D.C. 20006
                                  (202) 261-3346

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 30, 1998

                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Friedman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            6,666,667
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       9,742,448(1)
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       6,666,667
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       9,742,448(1)
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,409,115(1)
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46.95%(1)
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
(1) Pursuant to Rule 13d-2(a), this filing reflects an increase in the number of shares beneficially owned by Friedman, Billings, Ramsey Group, Inc. in excess of one percent of the total shares of common stock outstanding. Pursuant to Rule 13d-3(d) the number of shares reported herein includes 4,383,332 shares issuable upon conversion of 6,575 shares of Series A Preferred Stock. Mr. Friedman may be deemed to indirectly beneficially own these shares by virtue of his "control" position at Friedman, Billings, Ramsey Group, Inc. Mr. Friedman disclaims beneficial ownership of such shares. This filing supercedes the Schedules 13D filed on July 22, 1998, August 10, 1998, and October 21, 1998 which inadvertently understated the number of shares beneficially owned by Friedman, Billings, Ramsey Group, Inc.



                                Page 3 of 6 Pages

ITEM 1.     Security and Issuer.

      This Statement relates to the common stock of Mego Mortgage Corp., having its principal executive office at 1000 Parkwood Circle, Suite 500, Atlanta, GA 30339.

ITEM 2.     Identity and Background.

      This  statement is being filed by Emanuel J. Friedman:

      (a)  Emanuel J. Friedman;

      (b) 1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Chairman and Chief Executive Officer, Friedman Billings Ramsey Group, Inc.

      (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Emanuel J. Friedman is a United States citizen.







                                Page 4 of 6 Pages

ITEM 5.     Interest in Securities of the Issuer.

            (a)-(b) As of November 30, 1998:

            (i) Mr. Friedman: directly beneficially owns 6,666,667 shares of common stock (19.07%).

            (ii) Mr. Friedman may be deemed to indirectly beneficially own 9,742,448 shares of common stock (27.88%) by virtue of his "control" position as Chairman and Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc.

      (c) Mr. Friedman has not engaged in any transactions in common stock in the last sixty days.

      (d)   None.

      (e) Not applicable.

                                Page 5 of 6 Pages

Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: December 10, 1998

                                    /s/ Emanuel J. Friedman
                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 6 of 6 Pages

Original Signature Page

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: December 10, 1998


                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 6 of 6 Pages